FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES SECOND QUARTER OPERATING RESULTS

Revenues Increase 56% from Prior-Year Period

Qadima, ISRAEL, and McLean, VIRGINIA - August 30, 2007 - Vuance, Ltd. (formerly SuperCom Ltd.) (NASDAQ Capital Market: VUNC; Euronext: VUNC), a provider of incident management, active RFID and credentialing solutions, today announced its unaudited operating results for the second quarter and first half of 2007.

Recent Business Highlights

•        Second quarter revenues and gross profits increased 56% to $2.8 million and $1.7 million, respectively, when compared with prior-year period.
•        Acquisition of SHC completed.
•        Common Stock listed on The NASDAQ Capital Market.
•        Progress continues in penetration of Active RFID and credentialing markets, in accordance with the Company’s strategic plan.

Operating Results

Revenues for the quarter ended June 30, 2007 increased 56% to $2.8 million, when compared with revenues of $1.8 million in the second quarter of 2006. Revenues for the six months ended June 30, 2007 increased 44% to $5.5 million, compared with revenues of $3.8 million in the first half of 2006.

Gross profit increased 56% to $1,741,000 (61.3% of revenue) in the most recent quarter, versus $1,117,000 (61.3% of revenue) in the three months ended June 30, 2006. For the six months ended June 30, 2007, gross profit increased 38% to $3,139,000 (56.8% of revenue), compared with $2,280,000 (59.4% of revenue) in the corresponding period of the previous year.

The Company reported a net loss of $1,330,000, or $0.33 per share, in the three months ended June 30, 2007, compared with a net loss of $993,000, or $0.25 per share, in the second quarter of 2006. A net loss of $2,411,000, or $0.60 per share, was posted for the six months ended June 30, 2007, versus a net loss of $1,718,000, or $0.43 per share, in the first half of 2006.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation expenses of $354,000, the Company’s net loss totaled $976,000, or $0.24 per share, in the second quarter of 2007, versus a non-GAAP net loss of $867,000, or $0.22 per share, in the three months ended June 30, 2006. Non-cash stock-based compensation of $126,000 was recorded in the second quarter of 2006.

Management Comments

“We are pleased to report that both revenue and gross profits increased 56% in the most recent quarter, when compared with the prior-year period, as the process of repositioning the Company for participation in higher-growth and more stable markets moves forward at a pace that is in line with management’s expectations,” stated Eyal Tuchman, Chief Executive Officer of Vuance Ltd. “Our net loss was higher than the second quarter of the previous year, reflecting substantially increased selling and marketing expenses related to our Incident Response Management and active-RF business initiatives in the United States as well as higher sales expenses related to our traditional legacy business.”

“A number of other initiatives were announced or undertaken during and shortly after the second quarter that are consistent with our long-term goals,” continued Tuchman. “We changed the Company’s name from ‘SuperCom Ltd.’ to ‘Vuance Ltd.’ in May, in order to more closely identify with our technological capability of providing a uniquely comprehensive view of every nuance of controlled sites or objects. We also recently completed the listing of our common stock on The NASDAQ Capital Market, and we expect this move to benefit our shareholders as it should improve the trading liquidity of Vuance shares and will allow more institutional investors to invest in our Company.”

“Shortly after the end of our second quarter, we announced an agreement to acquire Security Holding Corp., a U.S.-based manufacturer and distributor of RFID, security management and forward-thinking access control systems and equipment that we believe can leverage Vuance’s technological commitment to the credentialing and tracking of mission-critical people, objects and assets. The acquisition was completed on August 28, 2007. SHC has thousands of commercial, governmental and institutional security management, access control and RFID installations in the U.S., and its acquisition will have an immediate and meaningful impact upon our sales efforts in North America. We expect SHC to contribute between $5 million and $6 million to our consolidated revenues during the upcoming twelve months.”

“Overall, management is pleased with Vuance’s progress in recent months, and I am confident that additional IRMS and PureRF contracts will be forthcoming in the second half of the year. We remain alert for both organic growth and acquisition opportunities that can contribute to our growth and momentum within target markets. With the completion of the SHC acquisition, and based upon information currently available to the Company, we expect an accelerated growth in revenues during the second half of 2007 and in 2008.”

Investor Conference Call

Vuance will host an investor conference call to discuss its second quarter 2007 operating results today, Thursday, August 30, 2007 at 10:00 AM EDT (17:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s second quarter results.

To participate in the conference call, please call one of the following numbers five minutes before 10:00 AM EDT (17:00 Israel Time):

In Israel: 03-9180691

In the US (toll free): 1-888-407-2553

In the UK (toll free): 0-8000-32-3367

A replay of the teleconference will be available for a one-week period from 14:00 Eastern Time (21:00 Israel Time) on August 30, 2007 until midnight (EST) on Sep 6, 2007. To access the replay, please call one of the following numbers:

In Israel: 03- 9255953

In the US (toll free): 1-888-782-4291

In the UK (toll free): 0-800-028-6837

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Vuance uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R). Vuance management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding its operating results and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and, as such, has deemed it important to provide all this information to investors.

About Vuance Ltd.

Vuance Ltd. provides innovative incident management, Active RFID, access control and credentialing solutions to the public safety, commercial institutional and government sectors. The Company’s Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Its Active RFID is a complete, cost-effective solution for the continuous tracking of assets and individuals. For more information, visit the Company’s website at www.vuance.com.

Vuance Ltd. is headquartered in Qadima, Israel and its U.S. subsidiary, SuperCom, Inc., is based in McLean, Virginia. Vuance common stock is listed on the NASDAQ Capital Market under the symbol “VUNC” and on the Euronext Exchange under the symbol “VUNC”.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community

Contact:

In Israel:

Alex Somech

Tel:         +972-77-3456-302
Fax:         +972-50-8961-570
Mobile:   +972-54-4297-754
E-mail:   alex@somech.name

In North America:

RJ Falkner & Company, Inc., Investor Relations Counsel

Tel: 800-377-9893
E-mail: info@rjfalkner.com

(FINANCIAL HIGHLIGHTS FOLLOW)

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2007	2006
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,222	$2,444
Restricted cash deposit	1,634	859
Marketable securities:
Municipal bond	1,425	-
Other company	14,268	11,077
Trade receivables, net of doubtful accounts	2,237	2,625
Other accounts receivable and prepaid expenses	492	717
Inventories	245	270

Total current assets	21,523	17,992

INVESTMENTS AND LONG-TERM RECIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long term trade receivables	-	79
Severance pay fund	277	239

Total investments and long-term receivables	277	4,749

PROPERTY AND EQUIPMENT, NET	213	160

INTANGIBLE ASSETS AND DEFERRED CHARGES	549	197

TOTAL ASSETS	$22,562	$23,098

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2007	2006
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$2,528	$668
Trade payables	906	823
Employees and payroll accruals	244	533
Accrued expenses and other liabilities	2,963	3,428

Total current liabilities	6,641	5,452

LONG-TERM LIABILITIES:
Convertible bonds	2,377	2,255
Long-term loan, net of current maturities	209	67
Accrued severance pay	357	323

Total long-term liabilities	2,943	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

Shareholders' equity	12,978	15,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,562	$23,098

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited
Revenues	$5,523	$3,835	$2,838	$1,822
Cost of revenues	2,384	1,555	1,097	705

Gross profit	3,139	2,280	1,741	1,117

Operating expenses:
Research and development	388	642	200	348
Selling and marketing	3,457	2,099	1,938	1,071
General and administrative	1,384	1,166	810	575

Total operating expenses	5,229	3,907	2,948	1,994

Operating loss	(2,090)	(1,627)	(1,207)	(877)
Financial expenses, net	(321)	(31)	(123)	(53)
Other expenses, net	-	(60)	-	(63)

Net loss	$(2,411)	$(1,718)	$(1,330)	$(993)

Basic and diluted net loss per share (1)	$(0.60)	$(0.43)	$(0.33)	$(0.25)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (1)	4,006,935	3,958,711	4,012,687	3,963,719

(1) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30, 2007				Six months ended June 30, 2006
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$5,523	-		$5,523	$3,835	-		$3,835
Cost of revenues	2,384	-		2,384	1,555	-		1,555

Gross profit	3,139	-		3,139	2,280	-		2,280

Operating expenses:
Research and development	388	(65	)(a)	323	642	(29	)(a)	613
Selling and marketing	3,457	(118	)(a)	3,339	2,099	(27	)(a)	2,072
General and administrative	1,384	(387	)(a)	997	1,166	(102	)(a)	1,064

Total operating expenses	5,229	(570	)(a)	4,659	3,907	(158	)(a)	3,749

Operating loss	(2,090)	570		(1,520)	(1,627)	158		(1,469)
Financial income (expenses), net	(321)	-		(321)	(31)	-		(31)
Other income (expenses), net	-	-		-	(60)	-		(60)

Net Income (loss)	$(2,411)	$570		$(1,841)	$(1,718)	$158		$(1,560)

Basic and diluted net loss per share (b)	$(0.60)	$0.14		$(0.46)	$(0.43)	$0.04		$(0.39)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (b)	4,006,935	4,006,935		4,006,935	3,958,711	3,958,711		3,958,711

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended June 30, 2007				Three months ended June 30, 2006
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$2,838	-		$2,838	$1,822	-		$1,822
Cost of revenues	1,097	-		1,097	705	-		705

Gross profit	1,741	-		1,741	1,117	-		1,117

Operating expenses:
Research and development	200	(29	)(a)	171	348	(28	)(a)	320
Selling and marketing	1,938	(10	)(a)	1,928	1,071	(21	)(a)	1,050
General and administrative	810	(315	)(a)	495	575	(77	)(a)	498

Total operating expenses	2,948	(354	)(a)	2,594	1,994	(126	)(a)	1,868

Operating loss	(1,207)	354		(853)	(877)	126		(751)
Financial income (expenses), net	(123)	-		(123)	(53)	-		(53)
Other income (expenses), net	-	-		-	(63)	-		(63)

Net Income (loss)	$(1,330)	$354		$(976)	$(993)	$126		$(867)

Basic and diluted net loss per share (b)	$(0.33)	$0.09		$(0.24)	$(0.25)	$0.03		$(0.22)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (b)	4,012,687	4,012,687		4,012,687	3,963,719	3,963,719		3,963,719

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited
Cash flows from operating activities:
Net loss	$(2,411)	$(1,718)	$(1,330)	$(993)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19	180	9	113
Accrued severance pay, net	(54)	(14)	(20)	(32)
Deferred stock compensation	570	155	354	188
Amortization of deferred charges	47	-	21	-
Amortization of discount on convertible bonds	122	-	61	-
Decrease (increase) in trade receivables	467	(1,149)	569	(547)
Decrease (increase) in other accounts receivable and prepaid expenses	(44)	176	(98)	59
Decrease (increase) in inventories	25	173	47	44
Increase (decrease) in trade payables	43	(150)	(27)	39
Increase (decrease) in employees and payroll accruals	(314)	45	15	30
Increase (decrease) in accrued expenses and other liabilities	(146)	571	(208)	326
Capital gain from sale of marketable securities	(75)	-	(75)	-
Exchange differences on principle of long-term loan	13	3	(3)	3
Others	-	-	-	1
Net cash used in operating activities	(1,738)	(1,728)	(685)	(769)

Cash flows from investing activities:
Purchase of property and equipment	(72)	(63)	(35)	(33)
Capitalization of software and intangible assets	(282)	-	(114)	-
Amounts carried to deferred charges	(52)	-	-	-
Proceeds from short-term deposits, net	(775)	220	(924)	88
Investment in marketable Securities of municipal bond, net	(1,425)	400	200	1,050
Proceeds from sale of marketable securities of other company	1,081	-	1,081	-
Net cash provided by (used in) investing activities	(1,525)	557	208	1,105

Cash flows from financing activities:
Short-term bank credit, net	(373)	(331)	(180)	(238)
Proceeds from long-term loan	2,500	204	-	204
Principal payment of long-term loan	(138)	(91)	(70)	(48)
Proceeds from exercise of options, net	52	-	52	-
Expenses related to issuance of shares in a private placement	-	(170)	-	(170)
Net cash provided by (used in) financing activities	2,041	(388)	(198)	(252)

Increase (decrease) in cash and cash equivalents	(1,222)	(1,559)	(675)	84
Cash and cash equivalents at the beginning of the period	2,444	2,294	1,897	651

Cash and cash equivalents at the end of the period	$1,222	$735	$1,222	$735

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$92	$39	$52	$20
Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$65	-	$45	-
Accrued expenses related to issuance of shares	-	$19	-	$19